February 12, 2016

Christina DiAngelo Fettig

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow Investments Trust, File Nos. 333-178164 and 811-22638

Dear Ms. DiAngelo Fettig:

On February 2, 2016, you provided follow up emailed comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2015 (the "Annual Report") and certain other filings, for the Arrow DWA Tactical ETF (the "Fund"), a series of Arrow Investments Trust (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Annual Report

1. Comment. Please confirm that the disclosure will be revised going forward to reflect that the adviser’s ability to recapture waived fees is only permitted when the Fund’s expense ratio is under the cap that was in place at the time of waiver or at the time of recapture, whichever is lower.

Response. The Registrant so confirms.

Miscellaneous

2.         Comment. Please confirm when the ticker symbol for DWAT will be included in EDGAR.

Response. The Registrant added the ticker symbol to EDGAR on February 11, 2016.

3.         Comment. Please confirm when the fidelity bond for the fund will be refiled.

Response. The Registrant refiled the fidelity bond on February 11, 2016.

February 12, 2016

4.         Comment. The premium and discount information on the Fund’s website is missing the information required by item 11(g)(2) of Form N-1A that: “shareholders may pay more than net asset value when they buy Fund shares and receive less than net asset value when they sell those shares, because shares are bought and sold at current market prices” and “the data presented represents past performance and cannot be used to predict future results.”

Response. The adviser has added the additional disclosure to the premium and discount information on the Fund’s website.

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Tanya L. Goins